03011645

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

RECD S.E.C.
MAR 0 4 2003
1086

SEC FILE NUMBER
8-~~53395~~ 47790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers ~~Pursuant to Section~~ 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CAL FP (US), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue, Suite 616
(No. and Street)

New York, (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shelley Kainth 44-207-815-1949
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

CAL FP (US), Inc.

AFFIRMATION

I, Shelley Kainth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CAL FP (US), Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, officer, director or member has any proprietary interest in any account classified solely as that of a customer.

Shelley Kainth, February 24, 2003
Signature Date

Treasurer
Title

KINGDOM OF ENGLAND)
CITY OF LONDON) S.S.

Subscribed and sworn
to before me this 24th
day of February 2003

(My commission
expires at death)

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
CAL FP (US), Inc.:

We have audited the accompanying statement of financial condition of CAL FP (US), Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CAL FP (US), Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2003

CAL FP (US), INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$2,129,606
DUE FROM PARENT	1,234,293
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Less accumulated depreciation and amortization of $1,811,179	191,186
OTHER ASSETS	77,420
TOTAL ASSETS	$3,632,505

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES -	
Accounts payable and accrued expenses	$1,160,609
SHAREHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares authorized, 100 issued and outstanding	130,000
Additional paid-in capital	670,000
Retained earnings	1,671,896
Total shareholder's equity	2,471,896
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,632,505

See notes to statement of financial condition.

CAL FP (US), INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. ORGANIZATION

CAL FP (US), Inc., (the "Company") is a wholly owned subsidiary of Credit Agricole Lazard-Financial Products Bank, a foreign corporation (the "Parent"). The Company was organized in Delaware on July 22, 1994. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (the "NASD") on July 18, 1995. The Company's business activities include acting as an agent in brokering over-the-counter option and swap transactions and combinations thereof for certain of its affiliated entities. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i), as it maintains a special account for the exclusive benefit of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment - Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the lesser of the lease term or the estimated economic life of the improvement.

Accounts Payable and Accrued Expenses – Accounts payable and accrued expenses include primarily compensation and benefits related accruals.

Income Taxes - Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, requires the determination of deferred income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted regular tax rate expected to apply to taxable income for the period in which the deferred tax asset or liability is expected to be settled or realized.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the

ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2002, the Company had net capital of $968,997, which exceeded the minimum requirement of $100,000 by $868,997. The Company's ratio of aggregate indebtedness to net capital was 1.20 to 1 at December 31, 2002.

4. RELATED PARTY TRANSACTIONS

Receivable from Parent includes advances from and to the Parent which are noninterest bearing and are due on demand.

5. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution plan (the "Plan") covering all of its employees with the exception of executives and leased employees. Employees can make contributions to the Plan not exceeding 15% of compensation (as defined), subject to certain limitations. The Company may make discretionary contributions to the Plan.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2002, future minimum rental payments required under a noncancelable operating lease extending through September 30, 2004 for the Company's office facilities are as follows:

Year Ending December 31,	
2003	$172,550
2004	129,774
	$ 302,324

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments approximates carrying value due to the short-term maturity of the instruments and market rates of interest for interest-bearing instruments.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

CAL FP (US), Inc.
610 Fifth Avenue, Suite 616
New York, New York 10020

Dear Sirs:

In planning and performing our audit of the financial statements of CAL FP (US), Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the shareholder, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP